UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41752

Earlyworks Co., Ltd.

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Entry into a Digital Marketing Management Agreement

On January 1, 2026, Earlyworks Co., Ltd. (the “Company”) entered into a digital marketing management agreement (the “Agreement”) with Oncore Network LLC (“Oncore”), pursuant to which Oncore is to provide digital marketing and digital investor relations services to the Company.

Under the terms of the Agreement, Oncore will be responsible for (i) the creation and placement of digital advertising campaigns, (ii) production and distribution of investor relations content and corporate messaging, management of third-party newsletter publishers, media outlets, and digital advertising vendors on behalf of the Company, and (iii) coordination of marketing analytics, audience development, and compliance oversight to ensure all content aligns with applicable laws, rules and regulations.

Oncore will receive a monthly management fee of $15,000, in addition to a 10% processing and administration fee applied to third-party vendor costs. The engagement period will commence on the date of the Agreement and end on December 31, 2026, unless terminated earlier in accordance with the terms of the Agreement. Either the Company or Oncore may terminate the Agreement for any reason, with or without cause, by giving thirty (30) days advance written notice to the other party.

The foregoing description of the Agreement is qualified in its entirety by reference to such document, which is attached hereto as Exhibit 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	The Service Engagement Agreement by and between the Company and Oncore Network LLC, dated January 1, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Earlyworks Co., Ltd.

Date: January 8, 2026	By:	/s/ Satoshi Kobayashi
	Name:	Satoshi Kobayashi
	Title:	Chief Executive Officer and Representative Director (Principal Executive Officer)

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